UNITED COMMUNITY BANKS, INC.

THIRD QUARTER
2015
INVESTOR
PRESENTATION





Disclosures

CAUTIONARY STATEMENT

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United's financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission, including its 2014 Annual Report on Form 10-K and its most recent quarterly report on Form 10-Q under the sections entitled "Forward-Looking Statements." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

NON-GAAP MEASURES

This presentation also contains financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include: operating net income, operating net income available to common shareholders, operating diluted income per common share, operating ROE, operating ROA, operating efficiency ratio, operating dividend payout ratio, core fee revenue, core operating expense, core earnings, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net income, net income available to common shareholders, diluted income per common share, ROE, ROA, efficiency ratio, dividend payout ratio, fee revenue, operating expense, net income, and equity to assets.

Management uses these non-GAAP financial measures because we believe they are useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as for comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of this presentation.

Highlights Third Quarter 2015

		3Q15	2Q15	3Q14
Net Income ($ in millions)	Operating[1]	$ 21.7	$ 20.0	$ 17.6
	GAAP	17.9	17.8	17.6
EPS	Operating[1]	.33	.32	.29
	GAAP	.27	.28	.29
ROA	Operating[1]	1.00%	1.00%	.95%
	GAAP	.82	.89	.95
ROTCE	Operating[1]	10.29	10.20	9.55
ROCE	GAAP	7.85	8.83	9.41

IMPROVING QUARTERLY RESULTS

Net Interest Revenue

► **$65.7 Million vs. $61.3 Million in 2Q15 and $57.0 Million in 3Q14**
- Loan growth of $53 million in 3Q15, up $413 million, or 9%, from 3Q14
- Margin of 3.26% vs. 3.30% in 2Q15 and 3.32% in 3Q14
  - Loan yield of 4.16%, down 8 bps from 2Q15; investment sec's yield of 2.16%, up 1 bps from 2Q15
    - Pricing pressures coupled with mix change to floating
  - Higher funding costs – up 2 bps from 2Q15 and down 12 bps from 3Q14
    - Issued $85 million Senior Notes – Palmetto merger (3Q)

Core Fee Revenue

► **$ 18.4 Million - Up $4.0 Million from 3Q14**
- Gain on sales of SBA loans of $1.65 million vs. $1.49 million in 2Q15 and $.95 million in 3Q14
- Mortgage revenue of $3.84 million, up $1.66 million from 3Q14

[1] Excludes the effect of merger-related charges of $5.7 million in 3Q15 and $3.2 million in 2Q15

Highlights Third Quarter 2015

IMPROVING QUARTERLY RESULTS	
Loan Growth	▶ **Growth in Many Sectors** ● Loan growth of $53 million, or 4% annualized (excludes Palmetto - $796 million); $310 million growth year-to-date, or 9% annualized ● Loan Production of $452 million vs. $526 million 2Q15 and $453 million year ago
Core Transaction Deposits	▶ **Up $204 Million from Second Quarter, or 19% Annualized** ● Up $495 million from 3Q14, or 13% (excludes merger) ● Represents 71% of total customer deposits
Credit Quality	▶ **Solid Improvement** ● Provision of $.7 million vs. $.9 million in 2Q15 and $2.0 million 3Q14 ● Net charge-offs of .10% of total loans vs. .08% in 2Q14 and .28% in 3Q14 ● NPAs were .29% of total assets vs. .26% in 2Q15 and .29% in 3Q14 ● Allowance 1.15% (1.37% excluding mergers) of total loans vs. 1.36% (1.42% excluding mergers) at 2Q15 and 1.57% at 3Q14
Preliminary Capital Ratios	▶ **Solid and Well-Capitalized** ● Quarterly dividend of 6 cents per share ● Redeemed $32.3 million TruPS on September 15 ● Tier I Common to Risk Weighted Assets of 11.0%; Tier I Leverage of 8.2% ● Tier I Risk Based Capital of 11.0% and Tier I Total Risk Based Capital of 12.1%
Acquisitions	▶ **Executing on Key Growth Components and Integration** ● Closed merger with Palmetto Bancshares, Inc. (The Palmetto Bank "Palmetto") on Sept. 1 ● Completed systems conversion for FNB in July ● Closed merger with MoneyTree Corporation (First National Bank: "FNB") on May 1

Trends – Core Earnings, Fee Revenue, and Expenses





Core Earnings $35.4 Million

Up $2.0 million from 2Q15 and
Up $5.1 million from 3Q14

— Net Interest Revenue
— Core Operating Expenses
— Core Earnings
— Core Fee Revenue

Core Earnings

$ in Thousands		3Q15	Variance - Incr/(Decr) 2Q15	3Q14
Net Interest Revenue	$	65,718	$ 4,401	$ 8,751
Fee Revenue		18,448	1,228	4,029
Gross Revenue		84,166	5,629	12,780
Operating Expense (Excl OREO)		48,764	3,629	7,667
Pre-Tax, Pre-Credit (Core)	$	35,402	$ 2,000	$ 5,113
Net Interest Margin		3.26 %	(.04) %	(.06) %

Core Fee Revenue

$ in Thousands		3Q15	Variance - Incr/(Decr) 2Q15		3Q14
Overdraft Fees	$	3,304	$	574	$ 233
Interchange Fees		4,364		144	553
Other Service Charges		1,667		242	347
Total Service Charges and Fees		9,335		960	1,133
Mortgage Loan & Related Fees		3,840		133	1,662
Brokerage Fees		1,200		(32)	(9)
Gains from SBA Loan Sales		1,646		152	701
Other		2,427		15	542
Total Fee Revenue - Core		18,448		1,228	4,029
Non-Core[1]		(151)		(197)	(144)
Reported - GAAP	$	18,297	$	1,031	$ 3,885

Core Operating Expenses

$ in Thousands		3Q15	Variance - Incr/(Decr) 2Q15	3Q14
Salaries & Employee Benefits	$	29,559	$ 1,650	$ 3,875
Communications & Equipment		3,963	659	869
Occupancy		4,013	598	588
FDIC Assessment		1,136	(162)	5
Advertising & Public Relations		812	(315)	(82)
Postage, Printing & Supplies		1,049	56	173
Professional Fees		2,668	411	394
Other Expense		5,564	732	1,845
Core Operating Expenses		48,764	3,629	7,667
Non-Core[1]		5,505	2,220	5,238
Reported GAAP	$	54,269	$ 5,849	$ 12,905

[1] Includes securities gains / losses, charges on prepayment of borrowings, and gains / losses on deferred compensation plan assets
[2] Includes foreclosed property costs, severance costs, merger-related charges and gains / losses on deferred compensation plan liabilities

Key Drivers of Net Interest Revenue / Margin

United
UNITED COMMUNITY BANKS, INC.®

NET INTEREST REVENUE & MARGIN



Millions
$66
$63
$60
$57
$54
$51
$48
$45
$57.0
$58.3
$57.6
$61.3
$65.7
3.32%
3.31%
3.31%
3.30%
3.26%
3.50%
3.25%
3.00%
3Q14
4Q14
1Q15
2Q15
3Q15

INCREASE IMPACTED BY

NET INTEREST REVENUE

- ▶ **One month of Palmetto ($3.3M)**
- ▶ **Loan mix trending to floating rates**
- ▶ **Competitive loan pricing pressures**
- ▶ **New holding company debt**

KEY DRIVERS OF NIR

Loan / Securities Pricing



6%
4%
2%
0%
Loan Yields
4.45%
4.24%
4.16%
Securities Yields
2.23%
2.15%
2.16%
Avg Rate on Int Bearing Dep's
.26%
.17%
.17%
3Q14
4Q14
1Q15
2Q15
3Q15

Deposit Pricing (excl. brokered)



.28%
.24%
.20%
.16%
.12%
.08%
.04%
.00%
MMDA
.25%
.20%
.22%
CDs
.15%
.16%
.17%
NOW
.11%
.10%
.09%
CD pricing reflects the quarter-average new and renewed yield
MMDA / NOW pricing reflects the deposit yield for each quarter
3Q14
4Q14
1Q15
2Q15
3Q15

Balance Sheet Growth –
New Loans Funded and Advances[1]



$ in Millions

New Loans Funded by Category

	3Q15	2Q15	3Q14
Commercial C & I	$ 94.8	$ 143.1	$ 150.0
Owner Occupied CRE	51.4	79.3	48.1
Income Producing CRE	95.6	73.5	62.1
Commercial Constr.	8.3	4.6	3.9
Total Commercial	250.1	300.5	264.1
Residential Mortgage	41.4	37.3	31.6
Residential HELOC	44.5	43.6	43.5
Residential Construction	54.2	50.9	44.8
Consumer	61.8	93.8	69.1
Total	**$ 452.0**	**$ 526.1**	**$ 453.1**

New Loans Funded by Market

Banks:	3Q15	2Q15	3Q14
Atlanta	$ 86.7	$ 116.9	$ 96.7
Coastal Georgia	28.2	48.9	38.4
N. Georgia	58.1	66.7	61.5
North Carolina	28.2	27.6	25.9
Tennessee	27.5	17.7	27.0
Gainesville	11.7	12.4	10.9
South Carolina	16.1	6.2	9.5
Total Community Banks	256.5	296.4	269.9
Specialized Lending[2]	149.8	152.4	131.9
Other Indirect Auto	45.7	77.3	51.3
Total	**$ 452.0**	**$ 526.1**	**$ 453.1**

Specialized Lending[2]

	3Q15	2Q15	3Q14
Asset-based Lending	$ 17.1	$ 4.2	$ 1.1
Commercial RE	57.5	16.3	27.2
Healthcare	19.8	55.4	64.9
Middle Market	7.5	22.7	4.1
SBA	26.5	31.2	34.6
Builder Finance	21.4	22.6	-
Total	**$ 149.8**	**$ 152.4**	**$ 131.9**

New Loans Funded and Advances



(1)Represents new loans funded and net loan advances (net of payments on lines of credit)

Loan Growth



Millions	2011	2012	2013	2014	3Q15
LOANS – BUSINESS MIX BY CATEGORY					
Commercial:					
Comm & Indus	$ 428	$ 458	$ 472	$ 710	$ 890
Owner Occ'd	1,112	1,131	1,134	1,163	1,479
Total C & I	1,540	1,589	1,606	1,873	2,369
Income Prod CRE	710	682	623	599	818
Comm Constr	164	155	149	196	319
Total Comm	2,414	2,426	2,378	2,668	3,506
Resi Mortgage	835	829	875	866	1,060
HELOC	300	385	441	466	585
Resi Constr	448	382	328	299	334
Consum / Install	113	115	111	104	116
Indirect Auto	-	38	196	269	421
Total Loans	$ 4,110	$ 4,175	$ 4,329	$ 4,672	$ 6,022

Millions	2011	2012	2013	2014	3Q15
LOANS – BY REGION					
North Georgia	$ 1,426	$ 1,364	$ 1,240	$ 1,163	$ 1,128
Atlanta MSA	1,144	1,204	1,235	1,243	1,266
North Carolina	597	579	572	553	546
Coastal Georgia	346	400	423	456	506
Gainesville MSA	265	261	255	257	252
East Tennessee	256	283	280	280	511 [1]
South Carolina	-	-	4	30	783 [2]
Specialized Lending	76	46	124	421	609
Indirect Auto	-	38	196	269	421 [3]
Total Loans	$ 4,110	$ 4,175	$ 4,329	$ 4,672	$ 6,022

[1]Includes $244 million from the acquisition of FNB on May 1, 2015
[2]Includes $733 million from the acquisition of Palmetto on September 1, 2015
[3]Includes $62.6 million from the acquisition of Palmetto on September 1, 2015

Balance Sheet Growth – Customer Deposit Mix



$ in Millions	2011	2012	2013	2014	3Q15
TOTAL DEPOSIT MIX					
Non-Interest Bearing Core Tx					
Demand Deposit	$ 955	$ 1,188	$ 1,311	$ 1,471	$ 2,065
Interest Bearing Core Tx					
NOW	719	654	659	668	1,090
MMDA	1,030	1,145	1,218	1,259	1,634
Savings	198	226	250	291	457
Total Interest Bearing Core Dep	1,947	2,025	2,127	2,218	3,181
Total Core Deposits	**2,902**	**3,213**	**3,438**	**3,689**	**5,246**
Time (Customer)					
< $100,000	1,121	1,050	888	744	858
> $100,000	1,012	674	557	479	453
Total Time Dep	2,133	1,724	1,445	1,223	1,311
Public Funds	884	770	894	989	831
Brokered	179	245	412	425	517
Total Deposits	$ 6,098	$ 5,952	$ 6,189	$ 6,326	$ 7,905

$ in Millions	2011	2012	2013	2014	3Q15[1]
CORE DEPOSIT GROWTH - CATEGORY & MARKET					
Demand Deposit	$ 185	$ 232	$ 123	$ 161	$ 594
MMDA	150	115	73	41	375
Savings	15	29	24	41	166
NOW	(84)	(65)	4	9	422
Growth by Category	$ 266	$ 311	$ 224	$ 252	$ 1,557
Atlanta	102	160	75	84	252
N. Georgia	81	41	62	90	136
North Carolina	27	47	42	35	54
Coastal Georgia	20	38	2	22	16
Tennessee	21	9	4	8	231
Gainesville	15	16	19	10	52
South Carolina	-	-	20	3	816
Growth by Market	$ 266	$ 311	$ 224	$ 252	$ 1,557

[1]Includes $247 million in core deposits from the acquisition of FNB on May 1, 2015 and $790 million from the acquisition of Palmetto on September 1, 2015

Credit Quality



$ in Millions

	3Q15	2Q15	1Q15	4Q14	3Q14
Net Charge-offs	$ 1.4	$ 1.0	$ 2.6	$ 2.5	$ 3.2
as % of Average Loans	.10 %	.08 %	.22 %	.22 %	.28 %
Allowance for Loan Losses	$ 69.1	$ 70.1	$ 70.0	$ 71.6	$ 71.9
as % of Total Loans	1.15 %	1.36 %	1.46 %	1.53 %	1.57 %
as % of Total Loans, Excluding Merger	1.37	1.42			
as % of NPLs	344	373	368	401	384
Past Due Loans (30 - 89 Days)	.27 %	.24 %	.25 %	.31 %	.35 %
Non-Performing Loans	$ 20.0	$ 18.8	$ 19.0	$ 17.9	$ 18.7
OREO	7.7	2.4	1.2	1.7	3.2
Total NPAs	27.7	21.2	20.2	19.6	21.9
Performing Classified Loans	129.9	115.7	121.7	128.4	149.0
Total Classified Assets	157.6	$ 136.9	$ 141.9	$ 148.0	$ 170.9
as % of Tier 1 / Allowance	17 %	18 %	20 %	20 %	24 %
Accruing TDRs *(see page 27)*	$ 84.6	$ 86.1	$ 82.3	$ 81.3	$ 82.2
As % of Original Principal Balance					
Non-Performing Loans	70.3 %	64.9 %	72.0 %	69.9 %	68.6 %
OREO	45.8	46.6	56.6	54.1	54.5
Total NPAs					
as % of Total Assets	.29	.26	.26	.26	.29
as % of Loans & OREO	.46	.41	.42	.42	.48

Operating Earnings per Share and Operating Return on Assets

OPERATING EARNINGS PER SHARE[1]



OPERATING RETURN ON ASSETS[1]



[1]Excludes the effect of merger-related charges

Capital Ratios[1]



HOLDING COMPANY	Well-Cap	3Q15	2Q15	1Q15	4Q14	3Q14
Tier I RBC	8.0%	11.0%	11.9%	11.5%	12.1%	12.1%
Total RBC	10.0	12.1	13.1	12.8	13.3	13.3
Leverage	5.0	8.2	9.1	8.7	8.7	8.7
Tier I Common RBC	6.5	11.0	11.9	11.5	11.1	11.0
Tangible Common equity to Assets		9.8	9.8	9.8	9.7	9.8
Tangible Equity to Assets		9.9	9.9	9.8	9.7	9.8

BANK	Well-Cap	3Q15	2Q15	1Q15	4Q14	3Q14
Tier I RBC	8.0%	12.6%	12.0%	11.8%	12.9%	12.6%
Total RBC	10.0	13.7	13.2	13.1	14.1	13.8
Leverage	5.0	9.4	9.1	8.9	9.3	9.1

[1]Effective January 1, 2015, all regulatory ratios calculated under Basel III rules. Third quarter 2015 ratios are preliminary.

Strategic Principles

LEVERAGE OUR STRENGTHS

► Community bank service with large bank resources

► Strong local leadership and senior management

► Funding strength in legacy markets

► Consistent and attractive culture

► Class leading customer satisfaction

2015

► Continue to invest in and improve commercial and retail capabilities
- Diversify portfolio – focus on: C&I; CRE owner occupied; Specialized Lending for healthcare, corporate, asset-based and SBA
- Momentum building across footprint
- Invest in people; strengthen commercial and grow specialized lending area and markets
- Grow loans in mid- to upper-single digits

► Improve retail and small business bank
- Grow sales with better / diversified product design, merchandising and campaign execution
- Improve our technology with a focus on making it easy for our customers to bank with us
- Increase core transaction deposits in the mid-single digits

► Grow net interest revenue by solid loan growth and maintain margin

► Credit trends and costs continue at or below current levels

► Grow fee revenue by investing in mortgage, advisory services, and SBA capabilities

► Maintain operating efficiency below 58 percent while investing in revenue producers

► Seek acquisition opportunities that fit our culture, risk and return targets

United Acquisition of MoneyTree Corporation / FNB





United COMMUNITY BANKS, INC.®

MoneyTree Corporation

merged with

United COMMUNITY BANKS, INC.®

January 27, 2015

Date Closed: **May 1, 2015**

Pricing Summary

Aggregate Deal Value:	$52 million
Price Per Share:	$63.59
Price / 2014 EPS:	19.9x
Price / TBV:	1.4x
Consideration Mix:	80% Stock (2.359M issued) 20% Cash ($10.7M)



Rocky Top
Knoxville
Jefferson City
Kingston
40
Maryville
Loudon
Gatlinburg
Asheville
75
26
Etowah
Cleveland
United
FNB

MoneyTree Corporation (First National Bank)

Founded:	1907
Headquarters:	Lenoir City, TN
Total Assets:	$425 million
Deposits:	$354 million
Consolidated TCE[(1)]:	$39 million
FY 2014 ROAA:	0.64%
NPAs / Assets:	0.28%

Deal Highlights

- 107 year old community bank
- Doubles UCBI's East Tennessee presence
- Increases presence in key markets of Knoxville, Lenoir City and Cleveland
- Meaningful cost synergies resulting from significant branch overlap – consolidating six branches 3Q15
- 1% EPS accretion in 2015; 3% in 2016 and 2017
- Tangible book value dilution of < 1% and breakeven in < 3 years
- Nominal impact on UCBI's capital ratios

[(1)]Including the conversion of the Series C Cumulative Convertible Preferred Stock
Data Source: SNL Financial and Company Documents; financial data as of 12/31/14

United Acquisition of Palmetto Bancshares



$ in Thousands



PALMETTO BANCSHARES, INC.

has agreed to merge with

United Community Banks, Inc.

April 22, 2015

Date Closed: **September 1, 2015**

Pricing Summary

Aggregate Deal Value:	$241 million
Price Per Share:	$18.53
Price / 2016 EPS:	19.5x
Price / TBV:	1.8x
Consideration Mix:	70% Stock (8.701M shares to be issued) 30% Cash ($74.0M)



Travelers Rest
Greer
Gaffney
Spartanburg
Easley
Greenville
Simpsonville
Union
385
85
Anderson
Laurens
Whitmire
26
Greenwood
United
The Palmetto Bank

Palmetto Bancshares, Inc.

Founded:	1906
Headquarters:	Greenville, SC
Total Assets:	$1,173 million
Loans:	$836 million
Deposits:	$967 million
Tangible Common Eq.	$136 million
ROA:	1.0%
ROE:	8.3%
TCE / TA	11.6%

Data Source: SNL Financial and Company Documents; financial data as of Q1-2015

Deal Highlights

- Continues Southeastern metro market expansion
- Accelerates Greenville expansion and leverages existing, on-the-ground, senior leadership and in-market resources
- High-quality franchise, founded 108 years ago, with deep community roots
- Shared community banking philosophy driven by client focus, local expertise, and cultural fit
- Strong core deposit base (0.04% overall cost of deposits)
- Significant cost synergies enhance deal economics
- Low execution risk and attractive returns
- Double-digit EPS accretion in 2017, TBV earnback < 5 years, IRR > 20%

Non-GAAP Reconciliation Tables

$ in Thousands

	3Q15	2Q15	1Q15	4Q14	3Q14
CORE FEE REVENUE					
Core fee revenue	$ 18,448	$ 17,220	$ 15,120	$ 14,553	$ 14,419
Securities gains, net	325	13	1,539	208	11
Losses on prepayment of borrowings	(256)	-	(1,038)	-	-
Mark to market on deferred compensation plan assets	(220)	33	61	62	(18)
Fee revenue (GAAP)	**$ 18,297**	**$ 17,266**	**$ 15,682**	**$ 14,823**	**$ 14,412**
CORE OPERATING EXPENSE					
Core operating expense	$ 48,764	$ 45,135	$ 42,191	$ 42,081	$ 41,097
Foreclosed property expense	(22)	60	96	131	285
Severance	3	19	23	353	-
Reversal of litigation reserve	-	-	-	(1,200)	-
Loss share settlements	-	-	690	492	-
Merger-related charges	5,744	3,173	-	-	-
Mark to market on deferred compensation plan liability	(220)	33	61	62	(18)
Operating expense (GAAP)	**$ 54,269**	**$ 48,420**	**$ 43,061**	**$ 41,919**	**$ 41,364**
TANGIBLE COMMON EQUITY AND TANGIBLE EQUITY TO TANGIBLE ASSETS					
Tangible common equity to tangible assets	9.77 %	9.83 %	9.82 %	9.72 %	9.83 %
Effect of preferred equity	.11	.08	-	-	-
Tangible equity to tangible assets	**9.88**	**9.91**	**9.82**	**9.72**	**9.83**
Effect of goodwill and other intangibles	.51	.14	.04	.04	.02
Equity to assets (GAAP)	**10.39 %**	**10.05 %**	**9.86 %**	**9.76 %**	**9.85 %**
RETURN ON TANGIBLE COMMON EQUITY					
Operating return on tangible common equity	10.29 %	10.20 %	9.46 %	9.74 %	9.55 %
Effect of goodwill and intangibles	(0.75)	(0.30)	(.12)	(.14)	(.14)
Return on tangible common equity	**9.54**	**9.90**	**9.34**	**9.60**	**9.41**
Effect of merger-related charges	(1.69)	(1.07)	-	-	-
Return on common equity (GAAP)	**7.85 %**	**8.83 %**	**9.34 %**	**9.60 %**	**9.41 %**

Non-GAAP Reconciliation Tables

$ in Thousands

	3Q15		2Q15		1Q15		4Q14		3Q14	
RETURN ON ASSETS										
Operating return on assets	1.00	%	1.00	%	.94	%	.96	%	.95	%
Merger-related charges	(.18)		(.11)		-		-		-	
Return on Assets (GAAP)	.82	%	.89	%	.94	%	.96	%	.95	%
RETURN ON COMMON EQUITY										
Operating return on common equity	9.54	%	9.90	%	9.34	%	9.60	%	9.41	%
Merger-related charges	(1.69)		(1.07)		-		-		-	
Return on Common Equity (GAAP)	7.85	%	8.83	%	9.34	%	9.60	%	9.41	%
NET INCOME										
Operating net income	$ 21,726		$ 19,989		$ 17,670		$ 18,247		$ 17,616	
Merger-related charges	(5,744)		(3,173)		-		-		-	
Tax benefit on merger charges	1,905		997		-		-		-	
Net Income (GAAP)	$ 17,887		$ 17,813		$ 17,670		$ 18,247		$ 17,616	
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS										
Operating net income available to common shareholders	$ 21,701		$ 19,972		$ 17,670		$ 18,247		$ 17,616	
Merger-related charges	(5,744)		(3,173)		-		-		-	
Tax benefit on merger charges	1,905		997		-		-		-	
Net income available to common shareholders (GAAP)	$ 17,862		$ 17,796		$ 17,670		$ 18,247		$ 17,617	
EARNINGS PER SHARE										
Operating Earnings per Share	$ 0.33		$ 0.32		$ 0.27		$ 0.30		$ 0.29	
Merger-related charges	(.06)		(.04)		-		-		-	
Earnings per Share (GAAP)	$ 0.27		$ 0.28		$ 0.27		$ 0.30		$ 0.29	

UNITED COMMUNITY BANKS, INC.
THIRD QUARTER 2015

EXHIBITS
October 27, 2015

Current Footprint



Key Statistics as of 9/30/15

► Headquartered in Blairsville, Georgia

► Four state regional community bank: GA, NC, SC and TN

► 133 Locations

► Founded in 1950

► Largest community bank headquartered in Georgia and one of the largest in the Southeast

► 1,927 employees

► $9.4 billion in assets; $6.0 billion in loans; $7.9 billion in deposits

Business and Operating Model

SERVICE IS POINT OF DIFFERENTIATION

▶ #1 in customer satisfaction according to customer service profiles

▶ #1 in Southeast and #2 in US in customer satisfaction by national research company

▶ Golden rule of banking – treating people the way we want to be treated

▶ "The Bank that SERVICE Built" [SM]

▶ Customer surveys consistently reveal 95%+ satisfaction rate

▶ #14 in "Best Banks in America" for 2015 by Forbes

"COMMUNITY BANK SERVICE, LARGE BANK RESOURCES"

Twenty-Nine "community banks"	Strategic footprint with substantial banking opportunities	Disciplined growth strategy
Local CEOs with deep roots in their communities Resources of a $9.4 billion bank	Operate in a number of the more demographically attractive U.S. markets	Organic growth supported by de novos and selective acquisitions

Experienced Proven Leadership

- Over 40 years in banking
- Led company from $42 million in assets in 1989 to $9.4 billion today
- Trustee of Young Harris College
- Georgia Power Company Board Member
- GA Economic Developers Association Spirit of Georgia Award recipient

Jimmy C. Tallent
Chairman & CEO
Joined 1984



- Over 30 years in banking
- Responsible for overall banking, credit and operations
- Former Consultant and Special Assistant to the CEO and EVP of Commercial Banking for TD Bank Financial Group; and President & CEO of The South Financial Group

H. Lynn Harton
Board, President & COO
Joined 2012



- Over 35 years in banking
- Responsible for accounting, finance and reporting activities, M&A and investor relations
- Former CAO and Controller for State Street Corporation
- Former ABA Accounting Committee Chairman

Rex S. Schuette
EVP & CFO
Joined 2001



- Over 35 years in banking
- Responsible for 29 community banks with 127 branch offices
- Formerly of Riegel Textile Credit Union; President of Farmers and Merchants Bank
- Former Georgia Board of Natural Resources Board Chairman

Bill M. Gilbert
President,
Community Banking
Joined 2000



- Over 20 years of experience in consumer and banking law
- Responsible for legal, enterprise risk management, and compliance
- Chairman of the Georgia Bankers Association Bank Counsel Section
- Member of the American Bankers Association Regional General Counsels

Bradley J. Miller
EVP, CRO &
General Counsel
Joined 2007



- Over 25 years in banking
- Responsible for credit risk including credit underwriting, policy and special assets
- Former EVP & Executive Credit Officer for TD Bank, NA and Chief Credit Officer of The South Financial Group.

Robert A. Edwards
EVP & CCO
Joined 2015



- Over 24 years in lending
- Responsible for specialized lending
- Former SBA head: TD Bank and Carolina First's SBA programs; President of UPS Capital Business Credit
- Highly decorated Commander in the U.S. Naval Reserve Intelligence Program (retired)

Richard W. Bradshaw
President,
Specialized Lending
Joined 2014



Market Share Opportunities



EXCELLENT GROWTH OPPORTUNITIES

Markets	Market Deposits (in billions)[1]		United Deposits (in billions)[2]		Banks	Offices[3]	Deposit Share[1]	Rank[1]
North Georgia	$	6.6	$	2.3	9	20	37 %	1
Atlanta, Georgia		60.8		2.4	10	38	4	6
Gainesville, Georgia		3.0		.4	1	5	12	4
Coastal Georgia		8.0		.3	2	7	3	9
Western North Carolina		11.8		.9	1	19	8	4
East Tennessee		16.3		.6	2	12	4	5
Upstate South Carolina		21.0		1.0	4	26	5	7
Total Markets	**$**	**127.5**	**$**	**7.9**	**29**	**127**		

[1]FDIC deposit market share and rank as of June 30, 2015 for markets where United takes deposits. Data Source: FDIC.
[2]Based on current quarter.
[3]Excludes six loan production offices
Source: SNL Financial

Market Share Demographics



Key MSA Growth Markets
Projected Change 2016 - 2021

Market	Growth
Savannah, GA	6.91%
Gainesville, GA	6.49%
Atlanta, GA	6.38%
Greenville, SC	5.70%
Asheville, NC	4.96%
Cleveland, TN	4.23%
Knoxville, TN	3.35%



STATE POPULATION GROWTH
Projected Change 2016 – 2021

State	Growth
South Carolina	5.40%
North Carolina	4.93%
Georgia	4.84%
Tennessee	3.82%
United States	3.69%

Source: SNL Financial

Liquidity

$ in Millions

	Capacity	3Q15	2Q15	3Q14	vs 2Q15	vs 3Q14
WHOLESALE BORROWINGS						
Brokered Deposits	$ 425 [1]	$ 517	$ 530	$ 405	$ (13)	$ 112
FHLB	644	200	385	330	(185)	(130)
Holding Company LOC	50	-	-	-	-	-
Fed Funds	510	5	25	-	(20)	5
Other Wholesale	-	14	-	6	14	8
Total	$ 1,629	$ 736	$ 940	$ 741	$ (204)	$ (5)
LONG-TERM DEBT						
Senior Debt		$ 160	$ 75	$ 75	$ 85	$ 85
Trust Preferred Securities		6	39	55	(33)	(49)
Total Long-Term Debt		$ 166	$ 114	$ 130	$ 52	$ 36
Cash		$ 54	$ 40	$ 48	$ 14	$ 6
Loans		$ 6,022	$ 5,174	$ 4,569	$ 848	$ 1,453
Core (DDA, MMDA, Savings)		$ 5,246	$ 4,253	$ 3,714	$ 993	$ 1,532
Public Funds		831	803	852	28	(21)
CD's		1,311	1,222	1,269	89	42
Total Deposits (excl Brokered)		$ 7,388	$ 6,278	$ 5,835	$ 1,110	$ 1,553
Loan to Deposit Ratio		82%	82%	78%		
INVESTMENT SECURITIES						
Available for Sale -Fixed		$ 1,435	$ 1,282	$ 1,115	$ 153	$ 320
-Floating		665	660	674	5	(9)
Held to Maturity -Fixed		354	376	428	(22)	(74)
-Floating		4	4	5	-	(1)
Total Investment Securities		$ 2,458	$ 2,322	$ 2,222	$ 136	$ 236
Floating as % of Total Securities		27%	29%	31%		

Wholesale Borrowings

Holding Company Long-Term Debt / Cash

Loans / Deposits

Investment Securities

[1] Estimated brokered deposit total capacity at 10% of assets

Lending & Credit Environment

$ in Millions



Regional Credit Review – Standard Underwriting

•Legal Lending Limit	$	197
•House Lending Limit		25
•Project Lending Limit		15
•Top 25 Relationships		412

- Centralized underwriting and approval process
- Segregated work-out teams
- Highly skilled ORE disposition group
- Seasoned regional credit professionals

PROACTIVELY ADDRESSING CREDIT ENVIRONMENT



STRUCTURE
- Centralized underwriting and approval process
- Segregated work-out teams
- Highly skilled ORE disposition group
- Seasoned regional credit professionals

PROCESS
- Continuous external loan review
- Internal loan review of new credit relationships
- Intensive executive management involvement
- Weekly senior credit meetings
- Bi-weekly NPA/ORE and past due meetings
- Quarterly criticized watch loan review meetings

POLICY
- Ongoing enhancements to credit policy
- Quarterly updates to portfolio limits and concentrations (quarterly review with Board of Directors)

Performing Classified Loans

United
UNITED COMMUNITY BANKS, INC.®

$ in Millions



By Category					
	3Q14	**4Q14**	**1Q15**	**2Q15**	**3Q15**
Commercial:					
Commercial & Industrial	$ 7	$ 8	$ 7	$ 6	$ 6
Owner Occupied	50	46	44	40	39
Total C & I	57	54	51	46	45
Income Producing CRE	22	20	20	19	29
Commercial Construction	4	4	3	3	3
Total Commercial	**83**	**78**	**74**	**68**	**77**
Residential Mortgage	43	32	30	30	35
Home Equity Lines of Credit	8	5	6	6	6
Residential Construction	12	11	10	10	10
Consumer / Installment	3	2	2	2	2
Total Performing Classified	$ 149	$ 128	$ 122	$ 116	$ 130
Classified to Tier 1 + ALL	24 %	20 %	20 %	18 %	17 %

TDRs

$ in Millions

LOAN TYPE	Accruing		Non-Accruing		Total TDRs	
	3Q15[1]	3Q14	3Q15	3Q14	3Q15[1]	3Q14
Owner-Occupied Commercial Real Estate	$ 31.6	$ 25.2	$ 1.2	$ 1.1	$ 32.8	$ 26.3
Income-Producing Commercial Real Estate	14.1	17.6	.3	1.5	14.4	19.1
Commercial & Industrial	3.5	2.9	-	-	3.5	2.9
Commercial Construction	11.2	11.1	.1	-	11.3	11.1
Total Commercial	60.4	56.8	1.6	2.6	62.0	59.4
Residential Mortgage	17.3	16.4	2.1	2.0	19.4	18.4
Home Equity Lines of Credit	.5	.5	-	-	.5	.5
Residential Construction	5.7	8.3	.3	1.8	6.0	10.1
Consumer / Installment	.7	.2	.1	-	.8	.2
Total	$ 84.6	$ 82.2	$ 4.1	$ 6.4	$ 88.7	$ 88.6

Accruing TDRs

$ in Millions



- ▶ Accruing TDR past due 30 – 89 days = 1.76%

- ▶ 60.8% of accruing TDRs are pass credits

[1]63.73 percent of accruing TDR loans have an interest rate of 4 percent or greater

Lending & Credit Environment

$ in Millions

	Amount	Percent
Multi-Residential	$ 76	23.8 %
Land Develop - Vacant (Improved)	55	17.2
Commercial Land Development	28	8.8
Raw Land - Vacant (Unimproved)	35	11.0
Hotels / Motels	25	7.8
Other Properties	17	5.3
Warehouse	15	4.7
Retail Building	34	10.7
Office Buildings	11	3.4
Restaurants / Franchise	9	2.8
Poultry Houses	3	.9
Assisted Living/Nursing Home/Rehab	5	1.6
Churches	3	.9
Other	3	.9
Total Commercial Construction	**$ 319**	



Average Loan Size ($ in thousands)
- **Commercial Construction**   **$548**
- **Commercial RE:**
  - **Composite CRE**   **456**
  - **Owner-Occupied**   **406**
  - **Income-Producing**   **586**



Commercial RE Characteristics
- **64% owner occupied**
- **Small business, doctors, dentists, attorneys, CPAs**
- **$15 million project limit**

	Owner Occupied	Income Producing	Total	Percent
Office Buildings	$ 375	$ 193	$ 568	24.7 %
Retail Building	130	212	342	14.9
Warehouse	141	74	215	9.4
Other Properties	197	35	232	10.1
Churches	179	-	179	7.8
Convenience Stores	94	45	139	6.1
Manufacturing Facility	65	18	83	3.6
Hotels / Motels	-	91	91	4.0
Restaurants / Franchise Fast Food	51	30	81	3.5
Multi-Residential	-	71	71	3.1
Assisted Living / Nursing Home	47	15	62	2.7
Farmland	53	-	53	2.3
Golf Course / Country Club	41	-	41	1.8
Leasehold Property	16	8	24	1.0
Carwash	23	-	23	1.0
Automotive Service	17	6	23	1.0
Automotive Dealership	17	4	21	.9
Daycare Facility	9	8	17	.7
Funeral Home	15	1	16	.7
Marina	6	-	6	.3
Mobile Home Parks	-	7	7	.3
Movie Theaters / Bowling / Rec	3	-	3	.1
Total Commercial Real Estate	**$ 1,479**	**$ 818**	**$ 2,297**	